FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.Name and Address of Company

BIOHARVEST SCIENCES INC.

Suite 1140 – 625 Howe Street

Vancouver, BC, V6C 2T6

(the “Company” or “BioHarvest”)

Item 2.Date of Material Change

August 13, 2025.

Item 3.News Release

The news release (the “News Release”) was issued on August 13, 2025 and disseminated by Stockwatch.

Item 4.Summary of Material Change

The Company announced that the board of directors has adopted an amended insider trading policy.

Item 5.Full Description of Material Change

The Company announced that the board of directors has adopted an amended insider trading policy (the “Amended Insider Trading Policy”) to make the trading window a more reasonable period of time. The trading window under the Amended Insider Trading Policy opens after the close of trading on the second full trading day following the widespread public release of our quarterly or year-end operating results and closes fifteen (15) calendar days before the due date (which date does not include any available extension periods) of any of the Company’s quarterly or year-end operating results.

Item 6.Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

None.

Item 8.Executive Officer

For further information, please contact:

David Ryan

Secretary and VP, Investor Relations

604 622-1187

Item 9.Date of Report

August 14, 2025.